                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)(1)

                                    FAO, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    766574206
       ------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
        -----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

| | Rule 13d-1 (b)
|X| Rule 13d-1 (c)
| | Rule 13d-1 (d)

----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Page 2 of 11
--------------------------------------------------------------------------------
  1             NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Royal Vendex KBB N.V.
--------------------------------------------------------------------------------
  2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          ----
                                                                (a)
                                                                          ----

                                                                          ----
                                                                (b)
                                                                          ----
--------------------------------------------------------------------------------
  3             SEC USE ONLY

--------------------------------------------------------------------------------
  4             CITIZENSHIP OR PLACE OF ORGANIZATION
                The Netherlands
--------------------------------------------------------------------------------
   NUMBER OF         5             SOLE VOTING POWER
     SHARES                        0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY         6             SHARED VOTING POWER
      EACH                         5,100,000
   REPORTING      --------------------------------------------------------------
  PERSON WITH        7             SOLE DISPOSITIVE POWER
                                   0
                  --------------------------------------------------------------
                     8             SHARED DISPOSITIVE POWER
                                   5,100,000
--------------------------------------------------------------------------------
  9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                EACH REPORTING PERSON
                5,100,000
--------------------------------------------------------------------------------
 10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                (9) EXCLUDES CERTAIN SHARES*
                                                                   --------

                                                                   --------

--------------------------------------------------------------------------------
 11             PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW 9
                13.2%
--------------------------------------------------------------------------------
 12             TYPE OF REPORTING PERSON*
                CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 3 of 11
--------------------------------------------------------------------------------
    1             NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  KBB Retail U.S.A., Inc.
--------------------------------------------------------------------------------
    2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          ----
                                                                   (a)
                                                                          ----

                                                                          ----
                                                                   (b)
                                                                          ----
--------------------------------------------------------------------------------
    3             SEC USE ONLY

--------------------------------------------------------------------------------
    4             CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
   NUMBER OF           5             SOLE VOTING POWER
     SHARES                          0
  BENEFICIALLY
    OWNED BY        ------------------------------------------------------------
      EACH             6             SHARED VOTING POWER
   REPORTING                         5,100,000
  PERSON WITH       ------------------------------------------------------------
                       7             SOLE DISPOSITIVE POWER
                                     0
                    ------------------------------------------------------------
                       8             SHARED DISPOSITIVE POWER
                                     5,100,000
--------------------------------------------------------------------------------
    9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                  EACH REPORTING PERSON
                  5,100,000
--------------------------------------------------------------------------------
   10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                  (9) EXCLUDES CERTAIN SHARES*
                                                                       --------

                                                                       --------

--------------------------------------------------------------------------------
   11             PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW 9
                  13.2%
--------------------------------------------------------------------------------
   12             TYPE OF REPORTING PERSON*
                  CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 4 of 11
--------------------------------------------------------------------------------
    1             NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  F.A.O. Services, Inc.
--------------------------------------------------------------------------------
    2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         ----
                                                               (a)
                                                                         ----

                                                                         ----
                                                               (b)
                                                                         ----

--------------------------------------------------------------------------------
    3             SEC USE ONLY

--------------------------------------------------------------------------------
    4             CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
    NUMBER OF          5             SOLE VOTING POWER
      SHARES
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY          6             SHARED VOTING POWER
       EACH                          4,850,000
    REPORTING       ------------------------------------------------------------
   PERSON WITH         7             SOLE DISPOSITIVE POWER
                                     0
                    ------------------------------------------------------------
                       8             SHARED DISPOSITIVE POWER
                                     4,850,000
--------------------------------------------------------------------------------
    9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                  EACH REPORTING PERSON
                  4,850,000
--------------------------------------------------------------------------------
   10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                          (9) EXCLUDES CERTAIN SHARES*
                                                                    --------

                                                                    --------

--------------------------------------------------------------------------------
   11             PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW 9
                  12.6%
--------------------------------------------------------------------------------
   12             TYPE OF REPORTING PERSON*
                  CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 5 of 11
--------------------------------------------------------------------------------
    1             NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  KBB Retail Assets Corp.
--------------------------------------------------------------------------------
    2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           ----
                                                                 (a)
                                                                           ----

                                                                           ----
                                                                 (b)
                                                                           ----

--------------------------------------------------------------------------------
    3             SEC USE ONLY

--------------------------------------------------------------------------------
    4             CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York
--------------------------------------------------------------------------------
   NUMBER OF            5             SOLE VOTING POWER
     SHARES
  BENEFICIALLY       -----------------------------------------------------------
    OWNED BY            6             SHARED VOTING POWER
      EACH                            4,850,000
   REPORTING         -----------------------------------------------------------
  PERSON WITH           7             SOLE DISPOSITIVE POWER
                                      0
                     -----------------------------------------------------------
                        8             SHARED DISPOSITIVE POWER
                                      4,850,000
--------------------------------------------------------------------------------
    9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,850,000
--------------------------------------------------------------------------------
   10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                  (9) EXCLUDES CERTAIN SHARES*
                                                                    --------

                                                                    --------

--------------------------------------------------------------------------------
   11             PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW 9
                  12.6%
--------------------------------------------------------------------------------
   12             TYPE OF REPORTING PERSON*
                  CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        Name of Issuer.

                  FAO, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  2520 Renaissance Boulevard
                  King of Prussia, Pennsylvania 19406

Items 2(a) and (b). Name of Person Filing; Address of Principal Business Office.

         This statement is filed Royal Vendex KBB N.V. ("Vendex") on behalf of itself and its wholly-owned subsidiaries KBB Retail U.S.A., ("USA"), F.A.O. Services, Inc. ("Services") and KBB Retail Assets Corp. ("KBB"). See Exhibit A. Each of Vendex, USA, Services and KBB has its principal office c/o Royal Vendex KBB N.V. at:

                  De Klencke 6, NL-1083
                  Postbus 7997, 1008 AD
                  Amsterdam, The Netherlands

Item 2(c).        Citizenship.

         Vendex is a corporation organized under the laws of The Netherlands. USA is a Delaware corporation. Services is a Delaware corporation. KBB is a New York corporation.

Item 2(d).        Title of Class of Securities.

                  Common Stock (the "Common Stock").

Item 2(e).        CUSIP Number.

                  766574206

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  Inapplicable.

Item 4.           Ownership.

         (a) Amount Beneficially Owned:

         Vendex beneficially owns 5,000,000 shares of Common Stock and unexercised warrants to purchase 100,000 shares of Common Stock through two indirect, wholly-owned subsidiaries (see Item 7 and Exhibit B). Vendex may be deemed to have shared voting power and shared dispositive power with USA, Services and KBB.

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                                                                    Page 7 of 11

         USA, a wholly-owned subsidiary of Vendex, beneficially owns 5,000,000 shares of Common Stock and unexercised warrants to purchase 100,000 shares of Common Stock through a wholly-owned direct subsidiary and a wholly-owned indirect subsidiary (see Item 7 and Exhibit B). USA may be deemed to have shared voting power and shared dispositive power with Vendex, Services and KBB.

         Services, a wholly-owned subsidiary of USA, beneficially owns 4,750,000 shares of Common Stock and unexercised warrants to purchase 100,000 shares of Common Stock through a wholly-owned direct subsidiary (see Item 7 and Exhibit
B). Services may be deemed to have shared voting power and shared dispositive power with Vendex, USA and KBB.

         KBB, a wholly-owned subsidiary of Services, beneficially owns 4,750,000 shares of Common Stock and unexercised warrants to purchase 100,000 shares of Common Stock (see Item 7 and Exhibit B). KBB may be deemed to have shared voting power and shared dispositive power with Vendex, USA and Services.

         (b) Percent of Class:

         5,100,000 shares of Common Stock, as deemed beneficially owned by Vendex and USA is 13.2% of 38,513,440, the number of shares of Common Stock reflected as being issued and outstanding as of December 13, 2002 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2002.

         4,850,000 shares of Common Stock, as deemed beneficially owned by Services and KBB is 12.6% of 38,513,440, the number of shares of Common Stock reflected as being issued and outstanding as of December 13, 2002 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2002.

         (c) Number of shares as to which such person has:

             See Item 4(a).

Item 5.      Ownership of Five Percent or Less of a Class.

             Inapplicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             See Exhibit B.

Item 8.      Identification and Classification of Members of the Group.

             Inapplicable.

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                                                                 Page 8 of 11


Item 9.      Notice of Dissolution of Group.

             Inapplicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to below were not acquired and were not held for purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                                    Page 9 of 11


                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                  Dated: February 13, 2003  Royal Vendex KBB N.V.


                                 By:      /s/ Erik ter Hark
                                          -------------------------
                                 Name:    Eric ter Hark
                                 Title:   Director of Corporate Development


                  Dated: February 13, 2003  KBB U.S.A., Inc.



                                 By:      /s/ Erik ter Hark
                                          -------------------------
                                 Name:    Eric ter Hark
                                 Title:   President


                  Dated: February 13, 2003  F.A.O. Services Inc.



                                 By:      /s/ Erik ter Hark
                                          -------------------------
                                 Name:    Eric ter Hark
                                 Title:   President


                  Dated: February 13, 2003  KBB Retail Assets Corp.



                                 By:      /s/ Erik ter Hark
                                          -------------------------
                                 Name:    Eric ter Hark
                                 Title:   President


         Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G

         The undersigned hereby agree to jointly prepare and file with regulatory authorities this Amendment No. 1 to Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of FAO, Inc. and hereby affirm that such Amendment No. 1 is being filed on behalf of each of the undersigned.



                  Dated: February 13, 2003  Royal Vendex KBB N.V.



                                  By:      /s/ Erik ter Hark
                                          -------------------------
                                 Name:    Eric ter Hark
                                 Title:   Director of Corporate Development


                  Dated: February 13, 2003  KBB U.S.A., Inc.



                                 By:      /s/ Erik ter Hark
                                          -------------------------
                                 Name:    Eric ter Hark
                                 Title:   President


                  Dated: February 13, 2003  F.A.O. Services Inc.



                                  By:      /s/ Erik ter Hark
                                          -------------------------
                                 Name:    Eric ter Hark
                                 Title:   President


                  Dated: February 13, 2003  KBB Retail Assets Corp.



                                 By:      /s/ Erik ter Hark
                                          -------------------------
                                 Name:    Eric ter Hark
                                 Title:   President

                                    EXHIBIT B

         Royal Vendex KBB N.V. is the reporting person in this Schedule 13G. KBB Retail U.S.A., Inc., a Delaware corporation, is a wholly owned subsidiary of Royal Vendex KBB N.V. Quality Fulfillment Services, Inc., a Virginia corporation ("QFS"), and F.A.O. Services, Inc., a Delaware corporation, are wholly owned subsidiaries of KBB Retail U.S.A., Inc. KBB Retail Assets Corp., a New York corporation ("KBB"), is a wholly owned subsidiary of F.A.O. Services, Inc. QFS is the record holder of 250,000 shares of common stock of the Issuer. KBB is the record holder of 4,750,000 shares of common stock of the Issuer and warrants to purchase 100,000 shares of common stock of the Issuer.